UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-28608

PETSEC ENERGY LTD

(Translation of registrant’s name into English)

LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

      Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.

The following release was filed with the Australian Stock Exchange on the date indicated.

PETSEC ENERGY LTD

ACN 000 602 700

QUARTER ENDED 31 MARCH 2005

Financial Highlights

•	Gas production: 2,348 MMcfe — up 19% compared to the December quarter

•	Net oil & gas revenues: US$15.7 million — up 22%

•	Gas price received: US$6.69 per Mcfe — up 3%

•	EBITDAX: US$13.6m — up 29%.

•	Cash operating margin: US$5.84 per Mcfe — up 9%

•	Cash reserves: up slightly to US$10.0 million (equivalent) at 31 March 2005

A pleasing result with production, gas prices, operating cash flow and operating margins all higher in the March quarter than in the December quarter.

Operational Highlights

•	Net production of 2,342 MMcfe for the quarter reflects an increased contribution from the Vermilion 258 field.

•	Main Pass 19 programme of two to three wells to test 12-15 Bcfe net to Petsec, commenced April 23. Platform and jacket acquired in preparation for rapid development on successful drilling.

•	Petsec was highest bidder at the MMS lease sale in March on the Main Pass 18 and 103 leases adjacent to Petsec Energy’s Main Pass 19 lease.

•	Two wells were drilled on the Price Lake leases, onshore Louisiana and have been completed or are being completed for gas production. Smaller reserves and higher drilling and completion costs have lead to a provision of U$7.6 million being made against all capitalised Price Lake costs at the end of March subject to a final review for the June half year accounts.

•	The Moonshine 3D seismic programme onshore Louisiana commenced in February. Processed data is expected in the third quarter.

				% increase		Previous quarters
UNAUDITED FINANCIAL DATA		Mar 05	Dec 04	on previous	Sep 04	Jun 04	Mar 04
		Qtr	Qtr	Qtr	Qtr	Qtr	Qtr
Production and Financial summary

Net production	MMcfe *	2,342	1,972	19%	1,560	880	1,273

Net revenue	US$000	15,670	12,823	22%	8,118	5,021	6,835

Lease operating expense (incl. production taxes)	US$000	647	459		473	403	441

General & Administrative expenses (G,G&A)	US$000	1,346	1,781		1,231	1,092	1,162

EBITDAX **	US$000	13,677	10,583	29%	6,414	3,526	5,232

Unit revenue/cost analysis per Mcfe (USD)
Average sales price	US$/Mcfe	6.69	6.50		5.20	5.71	5.37
Lease operating expense (incl. production taxes)	US$/Mcfe	0.28	0.23		0.30	0.46	0.35
G,G&A expenses	US$/Mcfe	0.57	0.90		0.79	1.24	0.91
EBITDAX	US$/Mcfe	5.84	5.37		4.11	4.01	4.11

Net cash and liquid assets (US$000)
Cash held in USD	US$000	8,081	7,130		5,747	5,066	4,205
Cash held in AUD	A$000	2,462	3,067		3,332	5,333	11,720

Acquisitions, exploration & development expenditure
Lease Acquisitions	US$000	439	2,441		200	1,065	266
Exploration	US$000	7,266	3,116		346	2,503	535
Development	US$000	1,287	6,712		3,939	6,325	4,393

	US$000	8,992	12,269		4,485	9,893	5,194

Glossary

Bcfe = billion cubic feet of gas equivalent

Mcfe = thousand cubic feet of gas equivalent

*	MMcfe = million cubic feet of gas equivalent

**	EBITDAX = Earnings Before Interest, Taxes, Depreciation, Depletion, Amortisation, and Exploration Expenses

These figures are unaudited

OPERATIONS

USA
Gulf of Mexico, offshore Louisiana

Vermilion 244, 246, 257, 258, 259
Petsec: 100% working interest (83.33% net revenue interest)
Operator: Petsec Energy

The Vermilion 244, 246, 257, 258 and 259 leases are located approximately 114 kilometres (70 miles) south of Vermilion Parish, offshore Louisiana, in approximately 130 feet of water. The leases are proximal to the Vermilion 245 and 265 fields which have produced in the order of 680 Bcfe.

Petsec Energy drilled the Vermilion 258 G-1 and G-2 discovery wells in December 2003 and January 2004, establishing estimated proved and probable recoverable gas of the order of 21 Bcfe. Construction of production facilities and a pipeline began in January and were installed in June. A second-hand four pile platform was acquired to save time and expense and facilities were constructed with a production capacity of 45 MMcf of gas per day. Production began in late July 2004 at an initial rate of approximately 19 MMcfe of gas per day (16 MMcfe net to Petsec).

The G-3 and G-7 development wells were drilled in October 2004 from the Vermilion 258 platform. The G-7 well commenced production in late November 2004 and the G-3 well at small volumes in late January 2005. Completion of the G-3 well was delayed by down-hole mechanical difficulties compounded by bad weather. The G-3 requires further remedial work and has been offline from March.

Net production from Vermilion for the quarter was 1,947 MMcfe of gas. Current net production is approximately 20 MMcfe of gas per day.

Further exploration potential of 19 Bcfe net exists to the east of the Vermilion 258 field extending onto the Vermilion 257 lease. This potential is expected to be tested in 2006.

West Cameron 343
Petsec: 100% -75% working interest (82.33% - 61.75% net revenue interest)

West Cameron 352
Petsec: 56.25% working interest (46.125% net revenue interest)
Operator: Petsec Energy

Net production from West Cameron in the March quarter was 372 MMcfe of gas. Current net production is approximately 4.5 MMcfe of gas per day.

Ship Shoal 184 and 191
Petsec: 7% overriding royalty interest

Following completion of a new liquids pipeline the operator brought two wells into production in late November. Petsec’s royalty interest was equivalent to 23 MMcfe of gas in the quarter.

Main Pass 19
Petsec: 55% working interest (45.83% net revenue interest)
Operator: Petsec Energy

The Mineral Management Service (MMS) awarded the Main Pass 19 lease of 5000 acres to Petsec in June 2004 at a bid cost to Petsec of US$0.95 million. The lease is approximately 128 kilometres (80 miles) south-east of New Orleans in eight metres (27 feet) of water. The lease is adjacent to Main Pass 104 lease which Petsec held previously and had discovered and produced oil and gas.

At the March 2005 OCS Louisiana lease sale Petsec was the highest bidder (US$2.02 million) on two leases adjacent to Main Pass 19. These leases, Main Pass 18 and 103, had produced some 78 Bcfe of gas. Award to Petsec is subject to MMS approval.

A drilling programme of two to three wells has commenced on Main Pass 19 to test 12 to 15 Bcfe of gas net to the Company. The Main Pass 19 #1 well was spud on April 23 and is expected to take 15 days to drill and evaluate.

A used production platform and a jacket suitable for the development of discoveries on this lease have been secured. Engineering design for the refurbishment of the platform and jacket and construction of production facilities has been completed. A sales pipeline is close to the drilling location such that discoveries could be brought into production within a few months.

A further two prospects of some 6-8 Bcfe net to the Company have been identified and will be tested following success in the initial three well programme and the establishment of a platform.

Onshore Louisiana

Price Lake
Petsec: 25% working interest (17.5 % net revenue interest)
Operator: Erskine Energy LLC

In September 2004 Petsec entered into an agreement to earn a 25% working interest in leases covering part of the Price Lake gas field in Cameron Parish, south-west of the town of Lafayette, by participating in the drilling of three wells in three separate fault blocks. The project offered small, relatively low risk prospects at shallow depths and high potential deep targets below 16,000 feet.

Drilling began in November. Two of the three wells have been drilled. The deep potential was not realized but both wells discovered two gas sands in the shallow section and have been completed or are being completed for gas production.

The first well, the Sturlese #3 side track intersected two gas sands in January 2005 and was completed for production. Estimated gross recoverable gas at the time was of the order of 2 Bcfe. The lower sand was brought into production in mid-March at an initial rate of 2.7 MMcfe per day. Production has been declining which indicates a restricted reservoir and significantly less recoverable gas than initially estimated. The upper sand may also be similarly affected.

The second well, Sturlese #4, is currently being completed for production and is expected to be on stream in May. The well intersected two gas sands with an estimated gross 2 Bcfe of recoverable gas. There is up-dip potential of a further estimated gross 3 Bcfe, which may require an additional well.

At the end of March Petsec had spent a total of U$7.6 million on these two wells. A further U$1.0 million may be spent on future completions, remediation and abandonment.

Given the mechanical difficulties incurred to date and current assessments of the possible future performance of the wells, an impairment provision has been made against the entire US$7.6 million of capitalised costs. This provision will be reviewed at the June half year and any consequent write-down assessed according to production performance, estimated remaining reserves and appropriate carrying value.

A third well is expected to spud in May 2005. The well will target gas sands of some 1.5 Bcfe gross potential.

Moonshine Project
Petsec: 50% working interest (36% – 37.5% net revenue interest)
Operator: Petsec Energy

Petsec entered into a joint venture agreement in December 2004 to acquire exploration rights, including participation in a 3D seismic survey programme, over 240 square kilometres (94 square miles) in St James Parish, onshore Louisiana. This is an area equivalent in size to approximately 12 offshore Gulf of Mexico leases. The project area abuts the south bank of the Mississippi River at College Point approximately 80 kilometres (50 miles) west of New Orleans.

The area has not been subject to 3D seismic acquisition and is highly prospective for both shallow and deep reserves. The survey area is proximal to six fields which have produced approximately 180 Bcfe of gas from estimated reserves of 315 Bcf of gas and 7.3 million barrels of oil.

The 3D seismic survey commenced in February 2005 and processed data should be available in the third quarter of 2005. Drilling is anticipated in 2006.

CHINA

Beibu Gulf Block 22/12
Petsec: 25% working interest (12.5 % net revenue interest should China National Offshore Oil
Corporation (CNOOC) back-in for 51%)
Operator: Roc Oil Limited

Beibu Gulf Block 22/12 is located approximately 60 kilometres off the southern coast of China, north-west of Hainan Island in shallow water, 25 to 40 metres deep. Four oil discoveries (12.2.1, 12.3.1, 12.8.1, and 12.8.2) were made on the lease in the early 1980’s and 1990’s. These discoveries contain an estimated 45.6 million barrels of recoverable oil, (per independent consultants July 2003). The substantial Wei 12.1, 11.4 and 10.3/3N oilfields and two recent large discoveries of the 11.1 and 11.1 North fields, operated by CNOOC, are located nearby to the north and west with production via a pipeline to the Weizhou Island oil processing facilities, 10 kilometres to the north of 22/12. These CNOOC fields each contain an estimated 40 to 100 million barrels of recoverable oil.

Petsec earned a 25% interest in the contract area in March 2002 by participating in the drilling of the Wei 6.12.1 well which discovered nine metres of net oil pay, estimated to contain 2.6 to 10 million barrels of recoverable oil.

A 3D seismic survey was acquired over the 450 square kilometre (175 square miles) block in late 2002. Interpretation of the survey in 2003 clearly defined the existing oil discoveries as well as a significant number of drill prospects.

Three wells were drilled during 2004 one of which, the Wei 12.8.3 well drilled in the second quarter, resulted in a successful appraisal of the Wei 12.8 East oil field. In September 2004 the joint venture elected to enter the third exploration phase of the petroleum contract and commit to a feasibility study for development of the Wei 12.8 East and West fields, estimated to contain some 20 to 25 million barrels of recoverable oil.

Successful pre-feasibility studies, conducted jointly by CNOOC and the joint venture, were completed in January 2005. Following this, the joint venture agreed to undertake a feasibility study which is currently underway, again jointly with CNOOC, and should be completed in May. If successful, this will lead to the lodging of an oil development plan (ODP) by mid-year which contemplates the development of the 12.8 West field (approximately 10 million barrels of recoverable oil, 1.25 million barrels net to Petsec) in 2006 with anticipated start of production in early 2007. This may be followed by the development of the East field (approximately 10 to 15 million barrels of oil recoverable) possibly in 2007.

The feasibility study is addressing the use of a two pile platform at 12.8 West, processing liquids through the 12.1.1 platform and piping to Weizhou Island for sale.

The joint venture has agreed to drill an exploration well in the area of the 6.12.1 oil discovery, towards the end of the year. The prospect size is of the order of 10 million barrels of recoverable oil (1.25 million barrels net to Petsec).

NEW LEASE ACQUISITIONS – GULF OF MEXICO

At the March 2005 MMS Lease Sale in Louisiana, Petsec was the highest bidder (US$ 2.02 million) on the Main Pass 18 and Main Pass 103 leases, adjacent to our existing Main Pass 19 lease. Awarding of these leases to Petsec is subject to MMS approval.

FINANCIAL PERFORMANCE AND HEDGING

Net revenue of US$15.7 million in the quarter was 22% higher than the previous quarter as a result of production which was up 19% for the quarter, average gas prices which were up 3% to US$6.67 per Mcfe and lower G,G&A costs.

EBITDAX of US$13.6 million was 29% higher than the previous quarter

Cash operating margin (EBITDAX/Mcfe) rose to US$5.81, up from US$ 5.37 in the previous quarter.

Petsec Energy held US$8.1 million and $2.5 million in cash at March 31, 2004.

Average exchange rates between the Australian and US dollar remained relatively steady with only a slight increase in the average value of the A$ at US$0.777 compared to US$0.755 for the previous quarter.

Gas prices have strengthened over the first quarter and NYMEX gas futures are currently in excess of US$7.00 per Mcf for the remainder of 2005. Petsec continues to hedge part of its near-term production, with approximately 53% of expected production for the remainder of 2005 committed at an average price of US$6.89 per MMbtu (equivalent to US $7.05 per Mcf).

2005 EXPLORATION AND DEVELOPMENT PROGRAMME

The Company has an exploration and development budget of US$25 million (A$32 million) for the 2005 year funded from existing cash reserves and cash flow generated from the Company’s operating fields which are expected to produce some 7 Bcfe of gas in 2005.

The programme includes six exploration wells plus their development in the USA and one exploration well in China, a 3D seismic survey on the Moonshine Project, USA and a feasibility study and oil development plan for the 12.8 West oil field in China.

The seven well drilling programme in the USA and China will target potential reserves in excess of 25 Bcfe. The Moonshine Project area, 50 miles West of New Orleans, has not been surveyed with 3D seismic before and is proximal to gas fields that have produced 180 Bcfe. The 3D seismic survey will cover 94 square miles.

The feasibility study and oil development plan for the 12.8 West oil field (approximately 10 million barrels recoverable), is expected to be completed by mid-year. Petsec holds a net interest of approximately 1.25 million barrels.

Dated: 27 April 2005

For further information, please contact:

Craig Jones	Ross Keogh
Petsec Energy Ltd	Petsec Energy Inc
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 61 2 9247 4605	Tel: 1 337 989 1942
Fax: 61 2 9251 2410	Fax: 1 337 989 7271

Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements”. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd
Date: April 27, 2005	By:	/s/ Craig Jones
Craig H. Jones
Group Manager - Corporate